Exhibit 16.1

April 10, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of ATP Oil & Gas Corporation’s Form 8-K dated April 10, 2008, and have the following comments:

1.	We agree with the statements made in the second, third and fourth paragraphs.

2.	We have no basis on which to agree or disagree with the statements made in the first paragraph that state “On April 7, 2008, as a result of the competitive bid process, the Audit Committee appointed PricewaterhouseCoopers LLP to serve as ATP’s independent auditors for the fiscal year ending December 31, 2008.”

Yours truly,

DELOITTE & TOUCHE LLP